Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-1 of our audit report dated October 20, 2023, with respect to the balance sheet of FG Merger II, Corp. as of October 10, 2023, and the related statement of operations, changes in stockholders’ equity, and cash flows for the period from September 20, 2023 (inception) to October 10, 2023, and the related notes to the financial statements. Our report relating to those financial statements includes an emphasis of matter paragraph regarding a substantial doubt about FG Merger II, Corp. ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Fruci & Associates II, PLLC

Fruci & Associates II, PLLC – PCAOB ID #05525

Spokane, Washington

October 24, 2023